

February 6, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Collaborative Investment Series Trust
Issuer CIK: 0001719812
Issuer File Number: 333-221072 / 811-23306
Form Type: 8-A12B
Filing Date: February 6, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Rareview 2x Bull Cryptocurrency & Precious Metals ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications

8050 Marshall Drive, Suite 120 › Lenexa, KS 66214 › cboe.com